Exhibit 99.1

Bravo Multinational Incorporated's (BRVO) FORM 10-K Reports $741,945 Revenue, Advances Gaming Machine Orders, and Sign "Letter of Intent"

TORONTO, ON--(Marketwired - June 26, 2017) - Bravo Multinational Incorporated (OTC PINK: BRVO) on June 23, 2017, announces filing its US SEC FORM 10-K for the year-end December 31, 2016.

For the year-ending December 31, 2016, the Corporation reported audited revenue of $741,845 from the sale of casino gaming equipment.

The Corporation's new PCAOB auditor completed the audited financial statements for the periods ending December 31, 2015, and 2016.

The recent auditor changes were related directly to the inability of the former auditors and accountants to provide BRVO with fully audit services as required by a PCAOB auditing firm under US SEC reporting rules. Therefore, BRVO had no choice but to contract a new accounting firm and a PCAOB Auditor. That move required a full two-year audit.

Management now moves forward with getting its FORM 10-Q filed for the period ending March 31, 2017. With the immediate objective to file this report becoming full reporting and update to a "Current" status on OTCMARKETS.COM again, this remains a fiduciary priority, and BRVO apologizes for these reporting delays

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With marketing increases, BRVO's sales continue to advance, whereas, on March 29, 2017, BRVO advanced 100 additional slot and video poker gaming machines as part of the casino gaming equipment "Purchase Agreement" signed on May 4, 2016. Delivery advanced to fill immediate retail sales orders with all new 'closed sales' reported in the upcoming US SEC FORM 10-Q filings. All retailed gaming machines will continue to operate and managed under a long-term (the year 2033) country-wide national license.

Management's focused growth in the casino gaming sector enabled the signing of a 'Letter of Intent' (LOI) on May 30, 2017. The proposed LOI structures a large acquisition of casino gaming equipment currently available for immediate placement into licensed operations. Management believes that based on historical equipment revenue statistics, that upon equipment placement, BRVO should greatly benefit from an immediate positive cash flow. These pending assets would remain in BRVO.

Upon preparation and full approval, BRVO's management intends on closing the transaction in July 2017.

Bravo's CEO, Paul Parliament, stated, "BRVO's executives remain confident and optimistic that all recent actions are solid long-term technical moves which should lead to solid, steady future results." He further states, "recent recapitalization actions provides quantifiable share price valuation, providing BRVO shareholders a more accurate market view on our business activities."

Company performances facilitated through the growth of retail operations, the staged acquisitions of casino equipment operations, and the potential expansion of several additional multifaceted business acquisition opportunities (currently under review) became available as a direct result of recent operational changes and recapitalization. Bravo anticipates several new business ventures to be in place throughout 2017 and beyond.

About Bravo Multinational Incorporated:

Bravo Multinational Incorporated (OTC PINK: BRVO) is a diversified Company, with its main focus on the development and expansion of the Casino Gaming Equipment holdings and Gaming related business activities throughout Central and South America. Bravo's growth strategy, driven by partnerships, acquisitions, and new ventures should result in financially viable and profitable corporate divisions.

Bravo Multinational Incorporated cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, vagaries of trade, market competition and other risks detailed herein and from time to time in the U.S. Securities and Exchange Commission filings of th